Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market in general that pursuant to the application for registration of a class “A” publicly traded company of IRB-BRASIL RESSEGUROS S.A. (“IRB”) as announced to the market on August 21, 2015 (“Offer”), it filed on November 19, 2015 a request to suspend for 60 business days, the term for analyzing the registration of the Offer by the Brazilian Securities and Exchange Commission, in accordance with the decision adopted at the meeting of the board of Directors of IRB held on the same date.

The Company announces that it will keep the market informed of any eventual developments related to the matter.

São Paulo, November 23, 2015.

MARCELO KOPEL

Investor Relations Officer